Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

A registration statement on Form F-80 is expected to be filed by HUSKY ENERGY INC.

October 2, 2018, Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1:	Transcript, which was first made available on Husky’s website on October 2, 2018, of what was said during a conference call presentation which occurred on October 1, 2018;

Exhibit 2:	Announcement placed in the newspaper regarding Husky’s proposal to acquire all the outstanding common shares of MEG Energy Corp.

NOTICE TO U.S. HOLDERS

Husky intends to make the offer and sale of Husky’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

HUSKY ENERGY

PROPOSAL TO ACQUIRE MEG ENERGY

Date:	Monday, October 1, 2018

Time:	6:00 AM MT / 8:00 AM ET

Speakers:	Robert Peabody

President and Chief Executive Officer

Jeff Hart

Acting Chief Financial Officer

Dan Cuthbertson

Director, External Communications and Investor Relations

2

Operator:Please see the Advisories appearing at the end of the accompanying slide deck presentation.

Operator:

Welcome to the Husky Energy Conference Call and Webcast to discuss Husky’s proposal to acquire MEG Energy. The presentation is available on Husky’s website at huskyenergy.com. As a reminder, all participants are in listen-only mode and the conference is being recorded. After the presentation, there will be an opportunity for analysts to ask questions. To join the question queue you may press star, then one on your telephone keypad. Should you need assistance during the conference call, you may signal an Operator by pressing star and zero.

I would now like to turn the conference over to Dan Cuthbertson from Investor Relations. Please go ahead, Mr. Cuthbertson.

Dan Cuthbertson:

Thanks, and good morning. I’m joined today by Husky’s CEO Rob Peabody and other members of our Executive Leadership Team. He will review our offer to MEG shareholders, and you can follow along with the slide deck which has been posted on our website. Then, we will open up the line to analysts for questions. Our Investor Relations Team are standing by to take any additional questions after the call.

Today’s presentation will contain forward-looking information. The associated risk factors and assumptions can be found at the back of this presentation. We expect to file our formal bid circular tomorrow. Unless stated otherwise, all figures are in Canadian dollars and before royalties.

Rob will now begin the presentation.

Robert Peabody:

Thanks, Dan. Hello, everyone, and thanks for joining us this morning for this call. As you saw in yesterday’s news release, we are making an offer to acquire MEG Energy. This is a compelling proposal for MEG shareholders and will result in a stronger Canadian energy company with unmatched resilience to market conditions. We have always said that any acquisition we would consider has to meet three criteria: first, it has to be on strategy; second, it needs to be accretive to funds from operations and earnings, while maintaining or enhancing free cash flow; and third, it must preserve the strength of our balance sheet. This deal ticks all three boxes.

3

On the next slide, you can see how this deal is a win-win for both MEG and Husky shareholders.

For MEG shareholders, our $11.00 per share offer delivers an immediate 44% premium to MEG’s 10-day average price of $7.62 per share as of this past Friday, September 28, the last trading day prior to our offer. With Husky’s strong balance sheet and low-risk profile, the combined company will deliver substantially more free cash flow per share. This can be used to increase shareholder returns and to reinvest into a rich portfolio of lower cost, higher margin projects, and it gives MEG shareholders the opportunity to participate in Husky’s healthy dividend yield of 2.2%, with expectations of higher future dividend payouts as free cash flow increases. MEG shareholders will also gain exposure to Husky’s physical integration, expanded market access and high net-back projects, providing more stability in funds from operations. Through this combination, we expect to realize $200 million annually in near-term synergies, which, in turn, will directly contribute to increasing free cash flow. You may be familiar with MEG’s vision 2020 strategy. Our proposed transaction, once completed, will achieve and substantially exceed MEG’s 2020 financial targets immediately. This means that MEG shareholders can get where they want to be right away at much lower risk.

For Husky shareholders, the MEG assets complement our portfolio and will further strengthen our integrated quarter business by adding quality, low-cost, high-margin production with lots of running room. The transaction is accretive to free cash flow, funds from operations, earnings and production, and it accelerates delivery of our 2022 targets. Combining the two companies also allows for improved dividend coverage, providing a basis for dividend increases. Given the increased scale and the enhanced financial profile, this means better prospects for share price performance, and, importantly, this deal will maintain investment-grade credit ratings. We expect to remain around one times net debt to funds from operations in 2019. We have the unanimous support of Husky’s Board of Directors and we are committed to realizing this opportunity.

4

Moving to Slide 3, here are the details of the proposal. As mentioned, the acquisition price of $11.00 per share represents a 44% premium to the 10-day average price. It will be in cash and shares up to a total of $1 billion in cash and a maximum of 107 million shares. The transaction is expected to be completed in the first quarter of 2019. We expect to file our takeover bid circular tomorrow and it will be open for acceptance until 5:00 PM Eastern Time on Wednesday, January 16, 2019. Once we formally submit our offer, our website will have information explaining exactly how MEG shareholders can tender their shares.

On Slide 4, we take a look at MEG’s quality assets. The Christina Lake development has consistently produced above its design capacity and below its design steam oil ratio. MEG’s assets are enriched by the operational expertise of its employees, as well as a proactive approach to technology and innovation. But, as you’ll see on Slide 5, despite top-quality assets and strong production growth, MEG has failed to deliver value to shareholders. On the left, in red, you can see the company’s performance compared to WTI over the past eight years, and on the right, its total shareholder returns have greatly underperformed the index and commodity prices. Just to put our offer in context, the $11.00 represents a 71% premium to MEG’s average price over the last two years. As you will see on the next slide, it’s difficult to see this pattern of performance changing any time soon given their limited financial flexibility and exposure to heavy oil differentials. MEG’s highly stressed balance sheet leaves them with few options. Their net debt is quite a bit larger than their market cap. In fact, their leverage is more than five times expected 2018 EBITDA. In the first half of this year. they incurred more than $10.00 per barrel of financing expenses. In addition, their credit ratings are well below investment grade, leading to a high cost of capital.

Turning to Slide 7, MEG has limited transportation and processing options and significant exposure to heavy oil differentials. Their constrained market access and high risk of apportionment have exposed their single revenue stream to significant risk. Husky has learned some important and sometimes tough lessons over its past 80 years of operations. One is that if you’re going to be a heavy oil or bitumen producer in Canada, you need to have a high level of integration in order to survive over the long haul. The business model of being a purer upstream heavy oil producer in Canada has seldom worked.

5

Turning to the next slide, MEG faces some tough headwinds in achieving their 2020 targets. A combination with Husky will resolve MEG’s issues and allow full realization of the targets laid out in their plan today, plus much, much more. First, the balance sheet. MEG aims to reduce its net debt to EBITDA to between two to three times in 2020, but they are dependent on strong oil prices and favorable heavy oil differentials. This deal gets them to less than one times net debt to EBITDA in 2019, and with an investment-grade credit rating. On the technology front, the combined Company has a much broader portfolio of technologies and the funds to apply them across a much larger resource base. In terms of enhancing business sustainability, together we will be one of the lowest cost producers in the industry. In regards to maximizing revenue per barrel, this is what Husky does best. Our refining system, committed export capacity and access to more than just one revenue stream allows us to optimize margins and greatly improve stability in funds from operations. Finally, our plan generates free cash flow, which MEG has not been able to do this year.

On Slide 9, you can see how we’ve been able to do this. Our work over the past few years to strengthen our balance sheet, reduce our cost structure and expand our margins has been successful. Backstopped by one of the strongest balance sheets in the industry, we’ve been investing in a large inventory of low-cost, higher net-back projects and opportunities in our integrated corridor, as well as our offshore business. These investments are continuing to improve our cost structure and increase our free cash flow. This means we can accelerate our growth projects and still have more cash to return to shareholders, which we did a couple of months ago with a 67% dividend increase. For us, growth is an outcome of a desire to continue to lower our breakevens through investments, and this deal does exactly that. It enhances our value proposition.

Turning now to Slide 10, through this transaction Husky will cement its position as one of the top thermal producers and further accelerate our low-cost thermal growth program. Between our Saskatchewan Thermal projects, Christina Lake, the Tucker Thermal project and Sunrise, we will own many of the highest quality, highest net-back thermal developments. On the left, you can see how we will measure up in terms of net-backs, with Husky’s projects represented in the dark blue bars and MEG in gray. On the right, you can see how we measure up in terms of SOR, steam oil ratio, and cost.

On the next slide, as we increase the percentage of long-life, low-cost thermal production in our portfolio, we will reduce our per barrel sustaining capital requirements. More than 75% of our production will have operating costs below C$11.00 per barrel, or about US$8.30 per barrel, meaning our overall operating costs per BOE continue to come down. As a result of this reduced cost structure, we generate higher free cash flow.

6

On the next page we see how this combined company is set up to deal with Canadian infrastructure constraints. In 2020, we will produce about 400,000 barrels per day of heavy oil blend volumes. This will be almost entirely matched by about 375,000 barrels per day of combined heavy processing, upgrading and committed transportation capacity. In addition, we will have more than 7 million barrels of storage capacity. We also have several downstream projects underway that are coming to fruition over the next couple of years, including the crude oil flexibility project in Lima, and these will further enhance margin capture. Moving our own crude through our own dedicated logistics assets and into our own refineries maximizes the value we receive for our barrels, and it mitigates the risk from volatile quality and location differentials, as well as the impacts of the upcoming IMO 2020 implementation. Once joined with MEG, about 90% of our combined heavy oil production will be able to receive global pricing.

On to Slide 13, we have identified more than $200 million per year in near-term realizable annual synergies that will deliver value for all shareholders. The $100 million in financial synergies includes the refinancing of MEG’s debt on more favourable terms. On the operational front, we expect about $70 million in additional margin capture to be realized through our combined integrated infrastructure and transportation commitments, and we will be looking for $30 million to be realized from corporate overheads and procurement savings. All of this will be added directly to free cash flow.

Long-term synergies that have been identified, but not yet quantified, include better optimization of the capital spending program, improved deployment of technologies across the combined organization, applying best practices across a much larger asset base, and future investments to enhance the downstream integration. The bottom line is these synergies will drive significant value creation.

On Slide14, you can see how the transaction will accelerate delivery of value to both MEG and Husky shareholders. Looking out to 2020, the first year in which we realize the full benefit of identified synergies, the deal is accretive on all metrics: funds from operations, free cash flow, and upstream production and earnings. While these metrics are important, our business is ultimately about people.

7

Turning to the next slide, our objective is to be a high-reliability, learning organization that is committed to safe and responsible operations. We were pleased to be recognized as one of the top 10 places to work in Canada by the Indeed Job Survey in their latest survey. As a combined company, we will better be able to accelerate investment in new growth projects in Canada, creating well-paid jobs. Specifically, we will apply our leading expertise in areas such as carbon capture and storage, energy efficiency, enhanced SAGD and diluent reduction technology, and through investments to reduce energy use, lower CO2 emissions and lighten our environmental footprint. We can make a bigger difference doing this across a broader base.

On the community front, we have forged enduring relationships with many community groups that enhance local quality of life. Simply put, this transaction is positive for Alberta and for Canada. As our nation faces tremendous investor uncertainty, Husky remains committed to making Canada work for business and to making our business work for what’s best for Canada.

Now, in terms of the process, and Slide 16, as discussed, we expect to file our circular tomorrow. The offer will be open for acceptance until 5:00 PM Eastern Time on Wednesday, January 16, 2019. More information, including specific instructions, will be available on our websites once the circular is filed.

I’ll sum up on the last slide. We ask MEG shareholders to make their voices heard and to make this compelling opportunity a reality by tendering it into our offer. Shareholders who receive share consideration can expect higher dividends, stronger share price performance, and higher total returns than standalone MEG can deliver. This is due to significant financial advantages achieved through combining Husky and MEG: a strong balance sheet, expected investment grade credit ratings, a lower cost of capital, a stronger and more stable free cash flow profile, participation in Husky’s healthy dividend yield, which is currently 2.2% per year with expectations of higher future dividend payouts as free cash flow increases. This takes into account synergies realized through combining Husky’s and MEG’s business and operations. All of this will drive better prospects for share price performance given the increased scale and enhanced financial profile of the combined company.

8

In closing, we are confident of the considerable merits of this combination and we are uniquely positioned to deliver strong value to MEG shareholders as a stronger combined Canadian energy company. We stand ready to engage with MEG to move quickly to conclude this transaction. Thanks very much and I will now take your questions.

Operator:

We will now begin the analyst question-and-answer session. Any analyst who wishes to ask a question may press star and one on their touchtone phone. You will hear a tone to indicate you are in queue. For participants using a speakerphone, it may be necessary to pick up your handset before pressing any keys. If you wish to remove yourself from the question queue, you may press star and two. One moment, please, while we poll for questions.

Our first analyst question is from Neil Mehta with Goldman Sachs. Please go ahead.

Neil Mehta:

Good morning, guys.

Robert Peabody:

Good morning, Neil.

Neil Mehta:

Rob, I wanted to start off by talking a little bit about the integration. I think you had a good slide in here that said 375,000 barrels a day if the pro forma company would get takeaway. I guess one of the market questions historically around MEG has been it’s been perceived as a company that has been highly exposed to the Western Canadian crude differential, and one of the things that supported Husky’s stock has been the view that you guys have been relatively protective from that weakness in local pricing. So, can you just talk about the levers that you have in order to manage that WCS differential and why you don’t think there will be the sensitivity that might be perceived to be there at first blush?

9

Robert Peabody:

Yes, thanks, Neil. I mean, what I would say is there’s a lot of elements to managing the differential and realizing the best price when you go downstream, and that’s something Husky’s got a lot of experience in, ultimately, where we deliver end products and how we use our midstream infrastructure and downstream infrastructure to get the best price for every barrel we produce. Some of those way—you know, I mentioned the 7 million barrels of storage. That allows us to move products around in a way other companies can’t, to get them to the best markets that are available at any given time. We’re also very good at blending the product in various ways to actually ensure that we are getting the best price for every barrel; fundamentally, taking things and blending them together to produce products where we can get better overall product prices for. Then, of course, at the moment we have a little bit of surplus capacity in that system which we can use to absorb some of the MEG barrels. Then, finally, I’d also say that—and I referenced it in the script—we’re actually adding capacity in our downstream through improvements we’re making to handle more heavy crude at Lima. Of course, we just finished a program to do that at Toledo, we still continue to creep that capacity up, and we have a program at Superior which is heavying up the feedstock there, as well.

Neil Mehta:

I appreciate that, and then, Rob, my follow-up is, any color that you can kind of provide on how this proposed transaction came together? It sounds like you’ve approached Management previously, but if you could help us fill in some of the details where you can.

Robert Peabody:

Most of those details will actually be in the Management circular that’ll be issued tomorrow, for people who want to read the detail. I’d just say that, look, we’ve looked at potential acquisitions over time—we always look at potential acquisitions—but this one just became too compelling to ignore. I mean, we believe this offers a great deal for MEG shareholders, a 44% premium to the last 10 days, much higher if you look at the last two years, gives them immediate access to a dividend, and to this investment grade balance sheet, which, of course, when you that much debt is incredibly valuable and a key source of our synergies. So, we ultimately feel this is a very friendly deal to shareholders.

As you mentioned, we approached the MEG Board and we were rebuffed sort of, but we believe MEG shareholders will find this offer compelling and they need to have a chance to make a decision on it, but we remain and we’d love to engage with the MEG Board to complete this transaction faster and bring these benefits to shareholders as quickly as possible, and we’re going to be meeting over the next week. I’m going to be meeting with a large number of the MEG shareholders across here in Toronto and in Montréal and Boston and New York.

10

Neil Mehta:

All right, guys.

Operator:

Our next question is from Greg Pardy with RBC Capital Markets. Please go ahead.

Greg Pardy:

Thanks. Good morning. Hey, Rob. Just wanted to ask on a couple of things at MEG. I mean, you’ve mentioned the low cost nature of the assets, OpEx, sustaining capital and so on. Just wondering to what extent the $7.5 billion of tax pools would’ve been explicitly kind of captured in the $11.00 bid; and then how you look upon just the attractiveness of things like eMVAPEX and eMSAGP.

Robert Peabody:

Thanks very much, Greg. Good morning. Clearly, there are going to be some tax synergies in this deal. We don’t harp on them a lot, my Tax Department always tells me not to, but that is a source of value and is included in the synergies, and certainly offline, we’re happy some of our analysts can take you through some of the calculations on that, but they are meaningful.

In terms of the technology, we’re actually very excited about that. As I’ve said, we really do look at this company as a company with quality assets, but we also look at this company as a company with very quality staff. They have done great things in technology and we are really excited about the possibility of bringing those people and that technology over the Husky, and as I say, applying them across a wider asset base.

Now, we think we’re no slouches in technology, as well. We’ve been working on—you know, dealing with reduction projects that we think could have applicability across the full asset base, as well as a lot of other technologies we’ve been pushing pull forward in the heavy oil business, and it’s quite often sometimes interesting how much synergy there is between some of the technologies that have been developed for SAGD and what you can do in thermal production of heavy oil.

11

So, we see those as very valuable and something that we are very excited about bringing to Husky.

Greg Pardy:

Very good. All right. Thanks, Robert.

Operator:

Our next question is from Prashant Rao with Citigroup. Please go ahead.

Joe:

Hi, good morning. This is Joe on behalf of Prashant.

Robert Peabody:

Good morning, Joe.

Joe:

Good morning. The environment seems right for consolidation and, therefore, potentially comparative. If other bidders now enter the picture, can you talk about how you intend to defend your offer and perhaps adapt or modify it if needed?

Robert Peabody:

Yes, I think the main thing I would first stress is that I think we’re really uniquely positioned to do this deal. I think when we look at our downstream infrastructure in both Canada and the United States, that really gives us an advantage in terms of adding value here. Clearly, our strong balance sheet makes this deal work, where if we were much more levered or that it would be a much more difficult deal to do. As I’ve said, we’re not willing to jeopardize an investment grade credit rating to do anything like this. So, we just believe—I come back—we just believe this is a really compelling offer. One of the things, certainly, as I visualize this deal, to me, this is a real hand-in-glove sort of deal, it just fits together extremely well. I think we certainly would like to believe that when MEG shareholders look at this they’re going to realize there are very few companies out there, if any, that can add this total combined value to the deal.

Also, I’d emphasize that two-thirds of the consideration of this deal is shares, and we would certainly hope that a lot of MEG shareholders will decide to retain the shares and participate in the upside that we believe is inherent in the joint company. Again, I think, because of the scale of the companies involved and you look at this, there’s a lot more upside in that share price than you would get if, say, a larger company necessarily did the same transaction.

12

Joe:

Okay, got it. Another question is, assuming that the acquisition is successful, are there any changes to that CapEx or investment targets that you laid out from the Investor Day, and what about divestments?

Robert Peabody:

In terms of the targets we laid out at Investor Day, as I said, what this deal does is it immediately allows us to achieve essentially our 2022 goals immediately on closing of this deal. Critically, this deal is actually accretive to all the metrics we set out at Investor Day, so it actually improves the picture. Certainly, if the deal closes, we will be updating all those metrics and doing another Investor Day, which I think you’ll see all of the metrics improve on. As I say, critically, again, free cash flow is enhanced by this deal, so it actually leaves more funds to invest in, both additional growth, but, very critically, returning funds to shareholders, as well. So, I think those things all fit together really nicely.

Was there a second part of your question? Oh, divestments.

Joe:

Divestments.

Robert Peabody:

Good point, sorry. On the divestment point, I mean, we don’t have to do any divestments to do this deal. We’ve run the numbers very carefully. We’ve had preliminary discussions with rating agencies. I could never absolutely talk to them until they are finished, but I believe that at one times net debt to EBITDA we won’t have any real issues with the investment grade credit ratings. Also on the pro forma side, when we look at this deal going forward, we actually continue to deleverage quite quickly, even post the deal. So, we feel very good about the investment grade credit rating and we don’t need to do any divestments. Of course, we’re always looking at the portfolio to decide, okay, is there anything here that doesn’t fit as well, once we put the whole new company together and we will do our regular assessment of that, but there’s nothing connected directly to this deal.

13

Joe:

Got it. Thank you very much.

Robert Peabody:

You’re welcome. Thanks.

Operator:

Our next question is from Paul Cheng with Barclays. Please go ahead.

Paul Cheng:

Hey, guys.

Robert Peabody:

Good morning, Paul.

Paul Cheng:

Hey, Rob, just curious that—I have to pardon that I don’t know about the Canadian takeover law that well. Let’s assume after the tender you get 70% of the shares. What will happen at that point?

Robert Peabody:

Well, Paul, I’m a newbie to all these rules, but one of the great things about Canada is actually there’s a clear road to doing a tender offer directly to shareholders. It’s got a 105-day timeline, and, certainly, there’s about a 66% threshold you get to, and once you get to that, you actually can then drive the deal towards completion without any (cross-talking 31:50)

Paul Cheng:

Meaning one-third to convert?

Robert Peabody:

Effectively, that’s correct.

14

Paul Cheng:

Okay. Then, when you approach the Board of MEG, they say no, but did they give any specific—they don’t like about your offering price, or is there anything that they say other than say no?

Robert Peabody:

No, I think it was fair to say they just said no.

Paul Cheng:

Okay. They didn’t give you anything why they don’t like?

Robert Peabody:

No, I can’t give you any insight into what they were thinking.

Paul Cheng:

Okay, and just two final ones. On the $30 million, on the synergy, you say it’s company overhead and the procurement. Do you have a breakdown between the two? The second part is that on the $70 million, on the potential margin capture, is that being double counted, because whether you have the MEG production or not, you should still be able to achieve that $70 million, right, because (cross-talking 32:00)

Robert Peabody:

No, Paul. Let me take your second question and then go to the first question. We can take you through the $70 million again a little more offline, but this is not—I can understand why you might think that, actually, but this has been worked very, very closely with our midstream and downstream people. This is not about just substituting these barrels for third-party barrels and then accruing that and saying, oh, this is $70 million, but it was $70 million we were capturing anyways. This is about what we do with our barrels through our entire system every day, and it’s about how we blend products, how we move them to different locations, our ability to actually do things with the products. We can take you a little bit more offline. Some of those, we don’t go into a lot of detail for obvious commercial reasons, but I can assure you our downstream and midstream people have spent quite a lot of time on this and I feel very confident that that number can be delivered in its incremental.

15

On the $30 million synergy one that’s around to procurement and people, which, first of all, let me say on people, again, I want to emphasize that I do not see—this is a deal ultimately more about growth because it unleashes more potential to invest. So, I think this deal is actually going to be, if you use the word accretive to jobs, certainly in Alberta and Canada over sort of the fairly short- to medium-term. When you look at operations staff, I’m sure we’re going to need all their operations staff. Technical staff, we think they’re a treasure and we really would like to bring them into Husky. In the corporate area, there’s bound to be a few places where you just don’t need two of the exact same people, but what I would say is that we are absolutely committed to make sure that there is no unfair competition for the job, that if you’re seeing in MEG you’ve got just as good of a chance of getting any job as if you were sitting in Husky, but I think that’s going to be very minor in the whole scale of things, because I think this Company really unleashes a lot of good potential for investment and job creation.

It is worth just saying on the procurement side, I’ve been involved in past significant mergers, and what I’ve always found is one of the best sources of tangible sort of procurement synergies is just when you kind of pull out and look at what each company is paying for each item, and you almost always find things you can very quickly renegotiate to get some immediate savings from.

Paul Cheng:

My final one. Given the high quality and what you say unleash the potential of MEG, should we assume that you’re going to accelerate the investment trend there?

Robert Peabody:

Yes, certainly, as we look forward we think there’re some great opportunities for investment at MEG. I think at the moment what’s holding MEG back is they have to, quite rightly by the way, focus on their balance sheet, and so that means they can’t make some of the investments that, actually, even in today’s prices and differentials, incrementally, would look like good investments.

Paul Cheng:

Okay. Thank you.

16

Operator:

Our next question is from Harry Mateer with Barclays. Please go ahead.

Harry Mateer:

Hi, good morning. The first one. You said a lot about your commitment to investment grade ratings, I think that’s pretty clear, but just wondering if you could put a finer point on that ratings commitment for us, given your currently Baa 2 at Moody’s and Bbb-plus at S&P. I’m just trying to get a sense for are you willing to be rated low Bbb or should we think of mid-Bbb ratings as more of a realistic floor for you?

Robert Peabody:

I’ll let Jeff our CFO answer that.

Jeff Hart:

Thanks. Good morning. No, our desire is to maintain our ratings as they stand now with Baa 2 and Bbb-plus. Obviously we’ve had some initial conversations with the rating agencies and we will work through the process with them, but we look at our balance sheet, and even after this deal at less—net debt to EBITDA at less than one time, we’re comfortable with where we sit and we’ll work through it with the rating agencies on that, but we’re comfortable with our current ratings.

Harry Mateer:

Okay, thanks, and then just a follow-up. Should we anticipate there being any change to your internal two times net debt to cash flow target or does that remain as it is?

Jeff Hart:

Yes, no, we will keep—generally, our overall financial framework will remain largely the same. If you look at this deal, obviously, it moves our breakeven down to about $40.00 in earnings and is accretive to free cash flow, so it actually is expanding our cash flow at the bottom of the cycle, and so we will maintain our framework that we’ve set.

Harry Mateer:

Okay. Thank you.

17

Robert Peabody:

Thanks, Harry.

Operator:

Our next question is from Phil Gresh with JP Morgan. Please go ahead.

Phil Gresh:

Yes, hi, good morning.

Robert Peabody:

Good morning, Phil.

Phil Gresh:

My first question, I guess, is just a follow-up to Paul’s. You mentioned potentially accelerating some of the development of MEG’s assets. Would you in any way be changing the plant with your old assets or, to the extent you would be looking to do more development of MEG’s assets, that would be incremental capital spending with that?

Robert Peabody:

Yes, how I look at that is—again, ultimately, if you just take MEG’s capital program and our capital program, add them together and then run the deal through it, you actually get more free cash flow, so it really does allow us to look at enhancing the dividend going forward, but also enhancing investment going forward, which is a great place to be. Now, will we actually look at the entire capital program in the fullness of time and say let’s do this project rather than that project because it has a higher return than the other project, which always drives us because that’s what drives your breakeven earnings down over time and that’s our number-one objective, I believe we will do that. I mentioned that in the presentation, that we see as a longer-term synergy optimizing the capital program a little bit. But, we see that as an upside and we haven’t even included it in any of our sort of baseline calculations.

Phil Gresh:

Okay. You mentioned returning more capital to shareholders multiple times. Is there a specific framework you’re thinking of, whether it’s a dividend as a percent of CFO or free cash flow or some metric that—I mean, you obviously have increased your dividend twice this year, but have a dividend ratio as a percent of, call it, CFO, that’s still fairly low. Is there a specific way you’re looking at this?

18

Jeff Hart:

Yes, no, it’s Jeff here. I think if you look—I’ll start with if you look at Q2, and I think the Board’s process—obviously this is a Board decision, but I think if you look at where we were at in Q2 with the integration Rush Lake 2 coming on steaming and hitting full rates at BD, those were triggers or catalysts to reduce the breakeven and allowed us and generated free cash flow, and it provided for the increase. Ultimately, if you look at the context of this, we don’t target a set payout, but combining these assets, we do drive free cash flow and we do enhance the earnings, and it you look at the history of what we’ve done in Q2, it’s to provide the catalyst to actually provide further returns to shareholders.

Phil Gresh:

Okay. My last question is just on the valuation of the transaction. You gave a price stack for 2019, 2020 using a strip, which make sense. I’m just kind of wondering is that 2020 price stack the justification for the valuation, or, as you look out longer-term at the strip, obviously it continues to move lower for WCS prices, more like mid-30s, so just wondering how you think about the long-term price outlook and how that impacts the valuation that you chose.

Robert Peabody:

This is Rob again. Yes, when we went through that—I mean, essentially, we’ve evaluated this essentially at sort of strip long-term, so we do account for the fact that the prices start dropping down again as you go out in the outer years, and that was certainly taken into account in all our numbers.

Phil Gresh:

Because of the fact that you have the excess takeaways, does that in any way influence your willingness to pay this price, in the sense that even if WTS goes lower you have some takeaway that you can leverage?

19

Robert Peabody:

You know, it’s interesting. Definitely, it helps, because clearly it gives us—it has set us up to be financially strong enough to do the transaction. I think that’s sort of a key point in terms of the takeaway capacity here, but we’ve made realistic assumptions about sort of the value accretion that this deal gives at strip prices going forward over the long haul. When you look at the balance of setting a price here, we’ve actually just looked at—look, this deal we believe is very attractive to MEG shareholders, it’s at a substantial premium to their price over the last 10 days, over the last two years. At the same time, we’ve always said that we want any deal we do to be accretive to our basic financial metrics in Husky.

Keep in mind it’s an interesting balance here, that we’re using equity as two-thirds of the consideration here, so it actually does no one a favor by mispricing the deal, even MEG shareholders ultimately, because the currency they get is also related to the Husky share price. So, there’s always kind of a balance here, it’s not a one—even if you’re a MEG shareholder, it’s not a one what sort of curve that just goes up and up and up. You actually want to kind of optimize the price you’re paying, which actually works best for both sets of shareholders.

Phil Gresh:

Right, okay, thank you.

Operator:

Our next question is from Robert Ellenbogen with Credit Suisse. Please go ahead.

Robert Ellenbogen:

Hi, good morning, guys. I’m just wondering if you could give us any more colour on the MEG bonds. Would those be initially guaranteed by Husky upon acquisition and what would be the timing of any potential refi?

Jeff Hart:

It’s Jeff here. I think if you look at the MEG bonds, our view, and if you look at the financial synergies, is to really refinance their entire bond portfolio on close of the transaction.

Robert Ellenbogen:

Got it, okay. Then, it sounds like you’re embarking on discussions with MEG shareholders now with the road show and so forth. Any conversations with Canucks specifically that you can speak to?

20

Robert Peabody:

Well, I’d say we don’t—first point, if we speak to shareholders, we don’t kind of then disclose those conversations with individual shareholders, so I don’t really want to comment specifically on individual conversations we may have had.

Robert Ellenbogen:

Got it, and then the last for me. I think you touched on sort of the acquisition rules, but any other comments on sort of Canadian regulatory approval and just the likelihood of being approved, any thoughts there?

Robert Peabody:

Well, we don’t see any significant hurdles to this deal. Husky is a Canadian company, been operating in Canada for 80 years, we have 6,000 employees in Canada and we employ a lot of other people building our projects across the country, we’ve got a great set of relationships with all levels of governments and I believe most regulators, so we don’t see any hurdles on the regulatory front to getting this done.

Robert Ellenbogen:

Got it. Okay, thank you very much, guys.

Operator:

Our next question is from Phil Skolnick with is Eight Capital. Please go ahead.

Phil Skolnick:

Yes, thanks. Good morning. Just a follow-up question from the very first question about managing risk that now you kind are going to get if this deal does go through. With respect to IMO 2020, what’s your view on that, given that you are looking to take on this big chunk of WCS production, and there are a lot of people who are in Husky, you know, as a hedge against IMO 2020? Thanks.

21

Robert Peabody:

Yes, thank you. Well, I think, as we’ve previously described, we actually believe, you know, prior to this transaction we’re a net winner on IMO 2020, because we are a big diesel producer across our downstream assets and we don’t produce any significant quantities of marine bunker fuel, so ultimately, we are in great position to do that, but, as my downstream people would say, in many cases the solution to these sort of problems is dilution, and one of the areas we think we can bring in terms of expertise to help out with the IMO problem for with these additional volumes—even though if we are a net winner now we might be a little bit less of a net winner in aggregate after, but we think we’ve got the expertise to handle those barrels and get the best value for them even in light of that. Of course, we also have—that’ll actually uncover some additional potential investments we can make in our downstream to, again, further enhance our diesel production capability.

Phil Skolnick:

Okay, thanks, and just a follow-up on that, I mean, if you do, do additional investments, how long do you think that would take to add that type of (inaudible 47:28) or whatever it is that you have to do, on the downstream side?

Robert Peabody:

Yes, most of those types of investments take, if they are incremental, that way they take about three years, at least a year for permitting and then a couple of years to put them in place.

Phil Skolnick:

Okay, thanks.

Operator:

Our next question is from John Gandy with Unum. Please go ahead.

John Gandy:

Great, thanks. Just a quick two-part here, a follow-up to the financing question. Would you envision refinancing any of the MEG debt or the USD$1 billion in cash?

Jeff Hart:

It’s Jeff here, good morning. I think if you look at—with our combination of our maturities and their maturities predominantly in U.S., I think you’re going to look at a substantial portion of our refinancing in U.S. dollars, but the market will dictate that as we get closer.

22

John Gandy:

Great, thanks, and then my second question. Obviously, CNOOC is the largest holder of MEG on the equity side, so just curious what kind of discussions are going on in China, has that been a result or a cause of any of the pushback from the MEG Board? Can you just kind of elaborate on that a bit?

Robert Peabody:

Well, I’d go to my first comment that we won’t really talk to individual discussions we may have had with individual shareholders, but I will say just—I did read one or two articles that I found a bit amusing, just because I didn’t understand quite how they got there—but CNOOC is a great partner of ours. We jointly developed the deepwater field there, China’s very first deepwater gas development in China. I know both sides were very proud of the accomplishments around that. That project was delivered sort of on time, on budget, and actually went from discovery to actually production in one of the shortest times of any deepshore or offshore field that’s ever been developed in the world. We’re also partners in Indonesia. We’ve got a lot of connections between ourselves and CNOOC, just because they are a good partner. Similar to we have a great partner in Statoil on the East Coast. We have a great partner in BP in our existing oil sands operation. It’s a company we’ve done business with and had very successful outcomes in the past. So, certainly it’s a company, I would hope would find this offer just as compelling, as I believe all shareholders should find it looking at it.

John Gandy:

Great, that’s helpful. Thank you.

Robert Peabody:

Thanks.

Operator:

Our next question is from Nick Lupick with AltaCorp Capital. Please go ahead.

Nick Lupick:

Thanks, guys, good morning, a quick question. What is your expectation of one-time combination costs that would be incurred by Husky during the acquisition?

23

Robert Peabody:

Somebody was going to give me that number. I think we’ve built into the analysis about $150 million.

Nick Lupick:

Perfect. Thank you.

Operator:

This concludes the question-and-answer session. I would like to turn the conference back over to Mr. Rob Peabody for any closing remarks.

Robert Peabody:

Okay, thanks very much. To wrap up, again, we are confident this transaction is in the best interest of MEG shareholders. By tendering their shares, they will be creating a stronger Canadian energy company, with higher dividends, stronger share price performance and higher total returns than a standalone MEG can deliver today. Thanks very much for your time this morning.

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This transcript is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this transcript are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this transcript are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this transcript include, but are not limited to, references to: the Company’s strategic plans and growth strategies; the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG, including, but not limited to, forecast net debt to FFO, estimated synergies, accretion, upstream production in 2019, and earnings break-even; the expected timing of completion of the transaction; the expected timing of formally launching the bid; future dividend payments; and MEG’s year end net debt to EBITDA.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this transcript are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This transcript contains references to the terms “net debt”, “net debt to EBITDA”, “free cash flow”, “funds from operations”, “sustaining capital”, “net debt to funds from operations” and “operating netback”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity. There are no comparable measures to operating netback in accordance with IFRS.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate a company’s financial strength.

Free cash flow or “FCF” is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations or “FFO” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Net debt to funds from operations or “net debt to FFO” is a non-GAAP measure that equals net debt divided by FFO. Net debt to FFO is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Sustaining capital is a non-GAAP measure that represents the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

Operating netback is a common non-GAAP measure used in the oil and gas industry. This measure assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as realized price less royalties, operating costs and transportation costs on a per unit basis.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated projected production volumes provided represent the Company’s working interest share before royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

The Company uses the term “steam-oil ratio” in this presentation. Steam-oil ratio or SOR measures the average volume of steam that is required to produce a barrel of oil. This measure does not have a standardized meaning and should not be used to make comparisons to similar measures presented by other issuers.

The Company uses the term “earnings break-even” in this presentation. Earnings break-even reflects the estimated WTI oil price per barrel priced in US dollars required in order to generate a net income of $0 Cdn in the 12-month period ending December 31 of the indicated year. This estimate is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net earnings of the Offeror and could impact future investment decisions. Earnings break-even does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers. Actual results    may differ materially.

All currency is expressed in this presentation in Canadian dollars unless otherwise indicated.

Exhibit 2

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of MEG Energy Corp. and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Husky Energy Inc. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below) except with respect to certain residents of the United States as specified in such Offer to Purchase and Circular. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as defined below) in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Any residents of the United States should read carefully the paragraphs under “NOTICE TO SHAREHOLDERS IN THE UNITED STATES” set forth below.

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

MEG ENERGY CORP.

by HUSKY ENERGY INC.

for consideration per Common Share, at the choice of each holder, of

(i) $11.00 in cash (the “Cash Consideration”); or

(ii) 0.485 of a Husky common share (the “Share Consideration”)

Husky Energy Inc. (“Husky” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below) upon the exercise of the MEG Options (as defined in the Offer to Purchase and Circular) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out in the Offer to Purchase and Circular. Shareholders, other than Electing Shareholders (as defined in the Offer to Purchase and Circular), may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out in the Offer to Purchase and Circular. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out in the Offer to Purchase and Circular. The total amount of cash available under the Offer is limited to $1 billion and the total number of common shares of Husky (“Husky Shares”) available is limited to 107,215,520 Husky Shares (based on the number of Common Shares, MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs (as such terms are defined in the Offer to Purchase and Circular) outstanding as of June 30, 2018, as disclosed by MEG).

The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated October 2, 2018 (the “Offer to Purchase and Circular”) and the letter of transmittal (the “Letter of Transmittal”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) accompanying the Offer to Purchase and Circular (collectively, the “Offer Documents”), copies of which are being filed with the securities regulatory authorities in Canada. Copies of the Offer Documents will be available at www.sedar.com.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MEG”. The Husky Shares are listed on the TSX under the symbol “HSE”. The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of the same date.

Shareholders depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares (with the associated SRP Rights) that together with the Common Shares held by Husky at the Expiry Time, represent at least 66 2/3% of the outstanding Common Shares (calculated on a Fully-Diluted Basis, as defined in the Offer to Purchase and Circular); (iii) the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined in the Offer to Purchase and Circular); and (iv) that certain regulatory approvals will have been obtained and/or waiting periods expired. These and other conditions of the Offer are fully described in the Offer to Purchase and Circular.

The Offeror has engaged D.F. King Canada to act as information agent (the “Information Agent”) and AST Trust Company (Canada) to act as depositary (the “Depositary”) for the Offer. Goldman Sachs Canada Inc. has been engaged to act as exclusive financial advisor to the Offeror. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Offer to Purchase and Circular and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares; or (ii) guaranteed delivery using the Notice of Guaranteed Delivery accompanying the Offer to Purchase and Circular, or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances which are fully described in the Offer to Purchase and Circular. The sale of Common Shares pursuant to the Offer may be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders should carefully review the Offer to Purchase and Circular in this respect and, as necessary, consult their own tax advisors with respect to their particular circumstances.

The Offeror is requesting the use of MEG’s shareholder and security holder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Convertible Securities (as defined in the Offer to Purchase and Circular). When that information is provided, the Offer Documents will be mailed to record holders of Common Shares and Convertible Securities and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on MEG’s shareholder and security holder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to “$” herein refer to Canadian dollars. All cash payments under the Offer will be made in Canadian dollars.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Copies of the Offer Documents can be obtained without charge from the Information Agent. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set out below.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Husky intends to make such offer and sale of Husky Shares under the Offer subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (“SEC”) under the US Securities Act of 1933, as amended. The registration statement covering such offer and sale, will include various documents related to such offer and sale. HUSKY URGES INVESTORS AND SHAREHOLDERS TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of the Husky Shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel and Secretary of Husky, at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, telephone (403) 298-6111.

Husky is a foreign private issuer and permitted to prepare the Offer to Purchase and Circular and other offer documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Husky prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders should be aware that owning the Husky Shares may subject them to tax consequences both in the United States and Canada. The Offer to Purchase and Circular may not describe these tax consequences fully. Shareholders should read any tax discussion in the Offer to Purchase and Circular, and Shareholders are urged to consult their tax advisors.

A Shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Husky is incorporated in Alberta, Canada, some or all of Husky’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of Husky’s assets and of the assets of such persons are located outside the United States. Shareholders in the United States may not be able to sue Husky or Husky’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE HUSKY SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Husky or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and the accompanying SRP Rights and is not made for any Convertible Securities (including MEG Options, MEG Treasury-Settled PSUs or MEG Treasury-Settled RSUs) or other rights (other than SRP Rights) to acquire Common Shares. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Common Shares should, to the extent permitted by the terms of the Convertible Securities and applicable law, exercise, exchange or convert the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer.

If you have any questions, please contact D.F. King Canada, the Information Agent in connection to the Offer, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com. To keep current with further developments and information about the Offer, www.huskyenergy.com/bettertogether.